

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Vered Jacob
Chief Legal Officer
Stratasys Ltd.
7665 Commerce Way
Eden Prairie, MN 55344

> **Re: Stratasys Ltd.**
> **Registration Statement on Form F-4**
> **Filed June 20, 2023**
> **File No. 333-272759**

Dear Vered Jacob:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Viktor Sapezhnikov